UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: SASOL APPOINTS INDEPENDENT NON-EXECUTIVE DIRECTOR








SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: 29 March 2018					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary











Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	  JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	  ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")


SASOL APPOINTS INDEPENDENT NON-EXECUTIVE DIRECTOR

Sasol today announced the appointment of Ms Muriel Betty Nicolle Dube as an independent non-executive director of the Company with effect from 1 April 2018. Ms Dube has also been appointed as a member of the Board of Directors' (Board) Safety, Social and Ethics and Capital Investment Committees with effect from 1 April 2018.

Ms Dube holds BA and BA (Honours) degrees in Human Sciences and Politics from the University of Johannesburg and an MSc in Environmental Change and Management from Green Templeton College, University of Oxford. She has also completed a number of executive and finance programmes with the SAID Business School, University of Oxford, Harvard University, the Chartered Institute for Securities and Investment and Standard & Poor's.

With a professional career spanning the public and private sectors, Ms Dube has served in, amongst others, the roles of Director: Atmospheric Protection and Chemicals Management at the then Department of Environmental Affairs and Tourism, Chief Negotiator on behalf of the Government of the Republic of South Africa in climate change negotiations under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, Banker at Investec plc, London and Group Commercial Director at Bidvest Group.

Ms Dube is a non-executive director of Vodacom South Africa, PG Group and EnviroServ Holdings. She previously served as a non-executive director of Bidvest Group Limited and Fluormin plc.

"We are delighted to welcome Ms Dube to the Sasol Board and look forward to the wealth of knowledge and experience she will contribute to the enhancement of the Sasol group, especially in the areas of environmental sustainability, public policy and corporate finance", said Dr Mandla Gantsho, the Chairman of Sasol's Board.


29 March 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited